U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 3

                                 OMB APPROVAL
                            OMB Number:  3235-0104
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



 1.  Name and Address of Reporting Person*
     Banque Paribas
     Last, First, Middle:
     787 Seventh Avenue
     Street:

     New York, New York  10019
     City, State, Zip:
 2.  Date of Event Requiring Statement (Month/Day/Year)
     5/29/97

 3.  IRS or Social Security Number of Reporting Person (Voluntary)
 4.  Issuer Name and Ticker or Trading Symbol
     Name:  Ascent Pediatrics, Inc.
     Trading Symbol:  ASCT

 5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (     ) Director       (  X  ) 10% Owner
     (     ) Officer (give title below)       (     ) Other (specify below)



 6.  If Amendment, Date of Original (Month/Day/Year)



 7.  Individual or Joint/Group Filing (Check Applicable Line)
     (  X  ) Form filed by One Reporting Person
     (     ) Form filed by More than One Reporting Person


* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).



                                Table I -- Non-Derivative Securities Beneficially Owned

          1. Title of Security                                2.  Amount of Securities    3. Ownership Form:  Direct
             (Instr. 4)                                           Beneficially Owned         (D) or Indirect (I)
                                                                  (Instr. 4)                 (Instr. 5)

  (1)     N/A                                                                       N/A               N/A




                                              Table I -- Continued

          1. Title of Security                                4. Nature of Indirect Beneficial Ownership
             (Instr. 4)                                          (Instr. 5)

  (1)     N/A                                                 N/A

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                               Table II -- Derivative Securities Beneficially Owned
                          (e.g., puts, calls, warrants, options, convertible securities)

          1.  Title of Derivative        2. Date Exercisable         3.  Title and Amount of Securities
              Security                      and Expiration               Underlying Derivative Security
              (Instr. 4)                    Date                         (Instr. 4)
                                            (Month/Day/Year)
                                         Date          Expiration                              Amount or Number
                                         Exercisable   Date          Title                     of Shares


  (1)     Series F Convertible               (1)           N/A       Common Stock                        461,538
          Preferred Stock
  (2)     Warrant                            (3)          2/3/02     Common Stock                      39,230(4)

  (3)     Warrant                            (3)          2/3/02     Common Stock                     117,692(4)

  (4)     Warrant                            (3)         2/28/02     Common Stock                      10,200(4)




                                             Table II -- Continued

          1.  Title of Derivative        4. Conversion      5. Ownership Form     6. Nature of Indirect
              Security                      or Exercise        of Derivative         Beneficial Ownership
              (Instr. 4)                    Price of           Security:             (Instr. 5)
                                            Derivative         Direct (D)
                                            Security           or Indirect (I)
                                                               (Instr. 5)

  (1)     Series F Convertible                 0.85 for 1            1            (2)
          Preferred Stock

  (2)     Warrant                                $7.65(4)            I            (2)
  (3)     Warrant                                $7.65(4)            I            (2)

  (4)     Warrant                                $8.24(4)            D


Explanation of Responses:


(1) Upon the closing of the Company's initial public offering, each share of Series F Convertible Preferred Stock will automatically convert into .85 shares of Common Stock (392,307 shares of Common Stock after such conversion).
(2) All of such securities are owned by Paribas Principal Incorporated, a wholly owned subsidiary of Banque Paribas.
(3)  Immediately exercisable.
(4) Upon the closing of the Company's initial public offering, the exercise price and number of shares issuable pursuant to this warrant will be adjusted in accordance with the terms of the warrant.

     Paribas Principal Incorporated is a wholly owned subsidiary of Paribas North America, Inc., which in turn is a subsidiary of Paribas International, a subsidiary of the filer. The filer is a wholly owned subsidiary of Compagnie Financiere de Paribas. Upon the closing of the Company's initial public offering, the filer will no longer be, directly or indirectly, the beneficial owner of more than ten percent of any class of equity security of the Company.

/s/ Gregory J. Neville, Authorized Signatory      5/29/97
**Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.